UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Issued: 1 April 2020, London UK

GSK completes divestment of Horlicks and other Consumer Healthcare nutrition products in India and certain other markets

GlaxoSmithKline plc ("GSK") today announced the completion of its divestment of Horlicks and other Consumer Healthcare nutrition products in India to Unilever, including the merger of its Indian listed entity, GlaxoSmithKline Consumer Healthcare Limited ("GSK India"), and Hindustan Unilever Limited ("HUL"). This transaction was previously announced in December 2018 and its completion follows the receipt of necessary legal and regulatory approvals.

Through the merger of GSK India with HUL, GSK now holds a 5.7% stake in HUL, an Indian public company listed on the Indian National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). GSK intends to monetise its holding in HUL at such time it considers appropriate, taking into account market conditions.

India remains an important growth market for GSK and the company is committed to investing in both its listed Pharmaceuticals business and its OTC and Oral Health brands in this country. As part of the transaction, HUL will distribute these Consumer Healthcare brands, which include market-leading Sensodyne, Crocin, Otrivin and Eno, for GSK in India. GSK will continue to be responsible for demand generation, portfolio strategy, R&D and marketing for these brands.

Brian McNamara, Chief Executive Officer, GSK Consumer Healthcare, said:

"The close of this transaction signals the beginning of an exciting new chapter for GSK in India, enabling us to focus and build on our portfolio of brilliant, science-based OTC and Oral Health brands and to make these products available to more consumers across the country."

Today GSK also completed the divestment of Horlicks brands rights and other Consumer Healthcare nutrition products to Unilever in other markets for cash proceeds equivalent to £397 million. Bangladesh closing is expected to follow later this quarter, subject to local procedures. GSK India is not part of the GSK Consumer Healthcare Joint Venture with Pfizer and the merger of GSK India and HUL therefore does not impact the Joint Venture.

Additional information

Information regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019.

About GSK Consumer Healthcare India

GSK Consumer Healthcare India is a leading fast-moving consumer healthcare company with over 500 employees in India and category-leading brands such as Sensodyne, Eno, Crocin and Otrivin. Its Mission Health program touches the lives of approximately 90,000 people by focusing on health and well being with projects dedicated to neglected tropical diseases, dengue management, cleft and palate surgeries and plastic waste management.

About Hindustan Unilever Limited

Hindustan Unilever Limited (HUL) is India's largest Fast-Moving Consumer Goods Company with a heritage of over 80 years in India and touches the lives of nine out of ten Indian households. HUL works to create a better future every day and helps people feel good, look good and get more out of life with brands and services that are good for them and good for others.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Eleanor Bunch	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 01, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc